UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

LodgeNet Interactive Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

540211109
CUSIP Number

June 29, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☒ Rule 13d-1(c)

☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 540211109

1	NAME OF REPORTING PERSON Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,486,773*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,486,773*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,486,773*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.96%*
12	TYPE OF REPORTING PERSON PN

* REPRESENTS SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF SHARES OF 10% SERIES B CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED STOCK.

CUSIP No.: 540211109

1	NAME OF REPORTING PERSON Blue Harbour Strategic Value Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,851,852*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,851,852*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,851,852*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.42%*
12	TYPE OF REPORTING PERSON PN

* REPRESENTS SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF SHARES OF 10% SERIES B CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED STOCK. EXCLUDES SHARES DIRECTLY AND BENEFICIALLY OWNED BY BLUE HARBOUR INSTITUTIONAL PARTNERS MASTER FUND, L.P.

CUSIP No.: 540211109

1	NAME OF REPORTING PERSON Blue Harbour Institutional Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 634,921*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 634,921*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 634,921*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.54%*
12	TYPE OF REPORTING PERSON PN

* REPRESENTS SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF SHARES OF 10% SERIES B CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED STOCK. EXCLUDES SHARES DIRECTLY AND BENEFICIALLY OWNED BY BLUE HARBOUR STRATEGIC VALUE PARTNERS MASTER FUND, LP.

CUSIP No.: 540211109

1	NAME OF REPORTING PERSON Blue Harbour GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,486,773*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,486,773*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,486,773*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.96%*
12	TYPE OF REPORTING PERSON OO

* REPRESENTS SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF SHARES OF 10% SERIES B CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED STOCK.

CUSIP No.: 540211109

1	NAME OF REPORTING PERSON Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,486,773*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,486,773*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,486,773*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.96%*
12	TYPE OF REPORTING PERSON OO

* REPRESENTS SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF SHARES OF 10% SERIES B CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED STOCK.

CUSIP No.: 540211109

1	NAME OF REPORTING PERSON Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,486,773*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,486,773*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,486,773*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.96%*
12	TYPE OF REPORTING PERSON IN

* REPRESENTS SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF SHARES OF 10% SERIES B CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED STOCK.

Item 1. Name of Issuer and Address of Issuer’s Principal Executive Offices:

(a)	Name of Issuer:	LodgeNet Interactive Corporation (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices:

3900 West Innovation Street

Sioux Falls, South Dakota 57107

Item 2. Person Filing:

(a)	Name of Person Filing:

Blue Harbour Group, LP (“Manager”)
Blue Harbour Strategic Value Partners Master Fund, LP (the “Fund”)
Blue Harbour Institutional Partners Master Fund, L.P. (“BHIP”)
Blue Harbour GP, LLC (“Fund GP”)
Blue Harbour Holdings, LLC (“Manager GP”)
Clifton S. Robbins (“Mr. Robbins”)

The Manager, the Fund, BHIP, Fund GP, Manager GP and Mr. Robbins are herein sometimes referred to each as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Manager, the Fund, BHIP, Fund GP, Manager GP and Mr. Robbins is:

646 Steamboat Road

Greenwich, Connecticut 06830

(c)	Citizenship:

Each of the Fund and BHIP is organized under the laws of the Cayman Islands. Each of Fund GP, Manager and Manager GP is organized under the laws of the State of Delaware. Mr. Robbins is a citizen of the United States of America.

(d)	Title of Class of Securities:

Common Stock (the “Common Stock”)

(e)	CUSIP Number:
540211109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act
(d)	☐	Investment company registered under Section 8 of the Investment Company Act
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4. Ownership.

Item 4(a): Amount Beneficially Owned:

See response to Item 9 on each cover page, and the information set forth below. The shares of Common Stock reported on this Statement on Schedule 13G represent shares of Common Stock issuable upon conversion of shares of the Company’s 10% Series B Cumulative Perpetual Convertible Preferred Stock (the “Convertible Preferred Stock”). The Convertible Preferred Stock shall be convertible into Common Stock at an initial conversion rate of 264.5503 shares of Common Stock per share of Convertible Preferred Stock. The conversion rate is subject to adjustment in certain circumstances.

Item 4(b): Percent of Class:

See response to Item 11 on each cover page, and the information set forth below. Such figure is calculated based on a total of 24,965,936 shares of Common Stock outstanding, which (A) includes the number of shares of Common Stock (22,479,164) outstanding as of May 5, 2009 (as stated by the Company in its Quarterly Report on Form 10-Q filed on May 8, 2009) and (B) assumes the conversion into Common Stock of the shares of Convertible Preferred Stock held by the Reporting Persons (but does not consider any shares of Convertible Preferred Stock held by any other investor or any shares of Common Stock issuable upon conversion thereof).

Item 4(c): Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote:

See response to Item 5 on each cover page, and the information set forth below.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on each cover page, and the information set forth below.

(iii)	Sole power to dispose of or to direct the disposition of:

See response to Item 7 on each cover page, and the information set forth below.

(iv)	Shared power to dispose of or to direct the disposition of:

See response to Item 8 on each cover page, and the information set forth below.

The Fund is an exempt limited partnership organized under the laws of the Cayman Islands and is the direct owner of 7,000 shares of Convertible Preferred Stock and BHIP is an exempt limited partnership organized under the laws of the Cayman Islands and is the direct owner of 2,400 shares of Convertible Preferred Stock. Fund GP is the general partner of the Fund and BHIP. Manager serves as investment manager of the Fund and BHIP. Manager GP is the general partner of Manager. Mr. Robbins directly or indirectly through trusts or other entities controlled by Mr. Robbins is the controlling shareholder of Manager GP and Fund GP. By virtue of their relationships, Fund GP, Manager, Manager GP and Mr. Robbins may be deemed to have shared power to vote and dispose of, or to direct the vote and disposition of, the shares beneficially owned by the Fund and BHIP. Fund GP, Manager, Manager GP and Mr. Robbins disclaim beneficial ownership of such shares for all other purposes.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a) Not applicable.

(b) By signing below the undersigned certifies that, to the best of its or his (as the case may be) knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 8, 2009

BLUE HARBOUR GROUP, LP

By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title:	Managing Member

BLUE HARBOUR STRATEGIC VALUE

PARTNERS MASTER FUND, LP

By: Blue Harbour GP, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name:	Clifton S. Robbins
Title:	Managing Member

BLUE HARBOUR INSTITUTIONAL

PARTNERS MASTER FUND, L.P.

By: Blue Harbour GP, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name:	Clifton S. Robbins
Title:	Managing Member

BLUE HARBOUR GP, LLC

By:	/s/ Clifton S. Robbins
Name:	Clifton S. Robbins
Title:	Managing Member

BLUE HARBOUR HOLDINGS, LLC

By:	/s/ Clifton S. Robbins
Name:	Clifton S. Robbins
Title:	Managing Member

/s/ Clifton S. Robbins
Name:	Clifton S. Robbins